FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2002

EXHIBIT 11.01

COMPUTATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2002	2001	2002	2001

Earnings:
Net (loss) income available to common stock	$(581)	$376	$(82)	$(10,450)

Shares:
Weighted average common shares outstanding	27,857	27,852	27,857	27,834
Dilutive effect of stock options	—	13	—	—

Average diluted shares outstanding and equivalents	27,857	27,865	27,857	27,834
Basic earnings per common share:
Net (loss) income	$(0.02)	$0.01	$0.00	$(0.38)

Diluted earnings per common share:
Net (loss) income	$(0.02)	$0.01	$0.00	$(0.38)